UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 25, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated February 25, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY SHIPPING CORPORATION
REPORTS FOURTH QUARTER AND FISCAL 2003 RESULTS

Highlights

  Fourth quarter cash flow from vessel operations of $154.7 million, of which $61.0 million was from long-term fixed-rate contracts
  Fourth quarter net income of $6.6 million, or $0.16 per share (net of vessel write-downs and other charges of $72.1 million, or $1.72 per share)
  Achieved Teekay’s highest ever annual cash flow from vessel operations of $581.0 million in 2003
  Fiscal 2003 net income of $177.4 million, or $4.35 per share (net of vessel write-downs and other charges of $118.3 million, or $2.91 per share)

Nassau, The Bahamas, February 25, 2004 — Teekay Shipping Corporation today reported net income of $6.6 million, or $0.16 per share, for the quarter ended December 31, 2003, compared to net income of $33.1 million, or $0.82 per share, for the quarter ended December 31, 2002. The results for the quarter ended December 31, 2003 included $72.1 million, or $1.72 per share, in vessel write-downs and other charges as detailed in Appendix B to this release. Net voyage revenues for the quarter were $340.6 million, compared to $155.1 million recorded for the same period in 2002, and income from vessel operations increased to $102.3 million from $48.6 million. The results for the current quarter reflect primarily the increase in spot tanker charter rates, as well as the inclusion of the results of the Company’s acquisition of Navion AS (Navion) in April 2003.

Net income for the year ended December 31, 2003 was $177.4 million, or $4.35 per share, compared to $53.4 million, or $1.33 per share, for the same period last year. The results for the year ended December 31, 2003 included $118.3 million, or $2.91 per share, in vessel write-downs and other charges as detailed in Appendix B to this release. Net voyage revenues for the year ended December 31, 2003 were $1.2 billion, compared to $543.9 million for the same period last year, and income from vessel operations increased to $389.7 million from $119.3 million. The results for 2003, compared to 2002, mainly reflect the inclusion of three quarters of Navion’s results in 2003 and an increase in spot tanker charter rates.

“Strategically, 2003 was an important year for Teekay. With the acquisition of Navion, we now have two leading franchises: we are the world’s largest operator of sophisticated shuttle tankers, which provides us with a solid base of long-term stable cash flows, and we are the world’s largest operator of medium-sized tankers, giving us significant operating leverage to spot tanker rates,” said Bjorn Moller, Teekay’s President and Chief Executive Officer. “2003 was also an excellent year for us in financial terms. Cash flow from vessel operations generated in the fourth quarter was our third highest on record and overall for 2003, the highest ever in our Company’s history,” Mr. Moller continued. “Looking ahead, the first quarter of 2004 is on pace to be a record quarter for Teekay because of both the strong spot tanker rates and our larger fixed-rate contract portfolio. Tanker market fundamentals are favorable with strong demand expected to continue, while supply will be restricted due to new regulations.”

Operating Results

The following table highlights certain financial information of the Company’s two main segments, the spot tanker segment and the fixed-rate segment (see the “Teekay Fleet” section to this release for a breakdown of the fleet composition):

-------------------------------------- ------------------------------------------- --------------------------------------------
                                                   Three Months Ended                          Three Months Ended
                                                   December 31, 2003                            December 31, 2002
                                                       (unaudited)                                  (unaudited)

                                       Spot Tanker     Fixed-Rate                  Spot Tanker     Fixed-Rate
   (in thousands of U.S. dollars)         Segment        Segment        Total         Segment        Segment         Total
-------------------------------------- --------------- ------------- ------------- --------------- ------------- --------------

Net voyage revenues                         192,922       147,677       340,599         116,729        38,415        155,144

Vessel operating expenses                    30,440        26,799        57,239          31,282         9,338         40,620
Time-charter hire expense                    54,493        47,781       102,274          12,309             -         12,309
Depreciation & amortization                  24,703        27,744        52,447          27,851        11,309         39,160

Cash flow from vessel operations             93,722        61,002       154,724          60,572        27,221         87,793
-------------------------------------- --------------- ------------- ------------- --------------- ------------- --------------

Fixed-Rate Segment

For the quarter ended December 31, 2003, cash flow from vessel operations from the Company’s fixed-rate segment increased to $61.0 million from $27.2 million in the fourth quarter of 2002, primarily due to the inclusion of the results of Navion’s shuttle tanker operations. Cash flow from vessel operations from the fixed-rate segment in the fourth quarter was higher compared to $45.8 million for the quarter ended September 30, 2003, primarily as a result of:

  Higher shuttle tanker utilization due to typically higher oil production during the winter months;
  The acquisition of the North Sea shuttle tanker activities of Fortum Oyj during the fourth quarter, which included the purchase of a 1992-built double-hull Aframax shuttle tanker, the NAVION FENNIA; and
  The addition of three newbuildings which commenced long-term charters with ConocoPhillips.

During the quarter, the Company took delivery of a newbuilding tanker, the third of five newbuilding vessels to be employed on 12-year fixed-rate charter contracts with ConocoPhillips. The fixed-rate segment is expected to grow further in 2004 as follows:

  The final two of the five newbuildings on 12-year fixed-rate charter contracts with ConocoPhillips delivered in January 2004;
  Teekay’s contract with Unocal Thailand to provide a Floating Storage and Offtake unit (FSO) is scheduled to commence in the second quarter of 2004 for a minimum period of 10 years; and
  By the third quarter of 2004, two Suezmax shuttle tankers are scheduled to commence service under 13-year fixed-rate charter contracts with Transpetro.

Upon the commencement of the contracts mentioned above, the Company expects the fixed-rate segment to generate annualized cash flow from vessel operations of approximately $285 million by the fourth quarter of 2004. In addition, the Company has two newbuilding Aframax tankers that, upon delivery in 2007 and 2008, will commence service under fixed-rate charters to Teekay’s 50% owned joint venture company, Skaugen PetroTrans, for a period of 10 years.

Spot Tanker Segment

Cash flow from vessel operations for the quarter ended December 31, 2003 from the Company’s spot tanker segment increased to $93.7 million from $60.6 million in the fourth quarter of 2002, primarily due to the increase in spot tanker charter rates and the inclusion of Navion’s conventional tanker fleet.

The following table highlights the net voyage revenues per calendar-ship-day, or time-charter equivalent (TCE), performance of the Company’s spot tanker segment:

-----------------------------------------------------------------------------------------------------------------------
                                                     Three Months Ended                      Twelve Months Ended
                                        December 31,    September 30,   December 31,                    December 31,
                                            2003             2003           2002      December 31, 2003     2002
-----------------------------------------------------------------------------------------------------------------------
                                                        (unaudited)                             (unaudited)
-----------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
      VLCC Fleet
      Calendar Days                                276              277            92               819           365
      TCE per calendar-ship-day                $46,442          $34,018       $33,911           $45,044       $17,141

      Suezmax Fleet
      Calendar Days                                585              644             -             1,841             -
      TCE per calendar-ship-day                $34,079          $23,793             -           $34,171             -

      Aframax Fleet
      Calendar Days                              5,255            5,477         5,425            21,489        21,383
      TCE per calendar-ship-day                $25,419          $18,318       $18,428           $24,909       $15,930

      Oil/Bulk/Ore ("OBO") Fleet
      Calendar Days                                460              625           736             2,451         2,920
      TCE per calendar-ship-day                $16,457          $13,382       $12,500           $16,258       $11,215

      Large Product Tanker Fleet
      Calendar Days                                199              184             -               560             -
      TCE per calendar-ship-day                $28,879          $21,707             -           $30,948             -

      Small Product Tanker Fleet
      Calendar Days                                746              710             -             2,416             -
      TCE per calendar-ship-day                $10,929          $11,462             -           $11,573             -

-----------------------------------------------------------------------------------------------------------------------

Tanker Market Overview

Tanker freight rates strengthened significantly during the fourth quarter of 2003 and have increased further to date in the first quarter of 2004, mainly as a result of strong tanker demand, which outpaced tanker supply growth.

Global oil demand, an underlying driver of tanker demand, rose to 80.4 million barrels per day (mb/d) during the fourth quarter of 2003, a 2.2 mb/d increase from the preceding quarter, primarily driven by strong global economic growth and seasonal factors. The International Energy Agency (IEA) reported annual global oil demand growth of 2.0% during 2003 and as of February 11, 2004, was forecasting average oil demand of 79.9 mb/d for 2004, an increase of 1.8% over 2003.

Global oil supply increased by 2.3 mb/d to 81.4 mb/d in the fourth quarter of 2003 compared to third quarter levels, as the recovery in Iraqi exports helped increase OPEC production by 1.3 mb/d. Non-OPEC production rose by 1.0 mb/d, led by the former Soviet Union and West Africa. Rising Iraqi crude oil exports routed through the Arabian Gulf, coupled with increasing Asian demand for crude oil from longer-haul sources helped to support tanker tonne-mile demand in the fourth quarter. In February 2004, OPEC (excluding Iraq) announced a reduction in oil production quotas by 1 mb/d effective April 1, 2004, in anticipation of the normal seasonal reduction in oil demand.

The size of the world tanker fleet increased to 316.8 million deadweight tonnes (mdwt) as of December 31, 2003, up 0.9% from the end of the previous quarter. Deletions aggregated 3.4 mdwt in the fourth quarter, compared to 7.1 mdwt in the previous quarter, while deliveries of tanker newbuildings during the fourth quarter totaled 5.7 mdwt, down from 8.4 mdwt in the previous quarter. Overall for 2003, the world tanker fleet grew by 9.2 mdwt, or 3.1%, compared to the end of 2002.

As of December 31, 2003, the world tanker order book rose to 77.7 mdwt, representing 24.5% of the total world tanker fleet compared to 72.1 mdwt, or 22.9%, at the end of the previous quarter, and up from 59.4 mdwt, or 19.3%, as of December 31, 2002. The Aframax tanker order book increased from 151 vessels as of September 30, 2003 to 155 vessels as of December 31, 2003.

On December 9, 2003, the International Maritime Organization (IMO), the global maritime regulatory body, announced regulations accelerating the phase-out of single-hull tankers. The new regulations are scheduled to come into effect on April 5, 2005 by which time approximately 10% of the existing world tanker fleet will be banned from worldwide trading. The regulations will also impose a more rigorous inspection regime for older tankers and ban the carriage of heavy oils on single-hull tankers. It is expected that a further 27% of the existing world tanker fleet will be excluded from a majority of oil tanker trades by 2010.

Bjorn Moller commented, “As one of the world’s largest operators of high-quality modern tonnage, we view the amended IMO rules as positive news for Teekay. The tanker market is already finely balanced and the mandated elimination of approximately 1 out of every 10 tankers in the world fleet over the next 13 months, coupled with the forecasted increase in global oil demand, should keep the tanker market tightly balanced.”

Teekay Fleet

As of December 31, 2003, the Teekay fleet (excluding vessels managed for third parties) consisted of 150 vessels, including 55 chartered-in vessels and 12 newbuilding tankers on order. During the quarter, the Company sold the COOK SPIRIT (1987-built Aframax tanker) and the SINGAPORE SPIRIT (1987-built Aframax tanker) and its remaining four Panamax OBO vessels, which the Company chartered-back through the end of January 2004. The Company also sold the BAHAMAS SPIRIT (1998-built Aframax tanker), the KIOWA SPIRIT (1999-built Aframax tanker) and the KOA SPIRIT (1999-built Aframax tanker) to a German limited partnership. These three vessels are chartered-back to Teekay at favorable rates for a period of 10 years, with purchase options. The Company took delivery of the Suezmax newbuilding AFRICAN SPIRIT during the quarter, which commenced service under long-term fixed-rate charter to ConocoPhillips and acquired the NAVION FENNIA (a 1992-built double-hull Aframax shuttle tanker) from Fortum Oyj.

The following is a summary of the Teekay fleet as of December 31, 2003:

----------------------------------------------------------------------------------------------------------------------------
                                                                                Number of Vessels
                                                     -----------------------------------------------------------------------
                                                             Owned         Chartered-in    Newbuildings on       Total
                                                            Vessels           Vessels           Order
----------------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
        VLCCs                                                      1                2                 -              3
        Suezmaxes                                                  1                5                 -              6
        Aframaxes (1)                                             43               15                 8             66
        OBOs                                                       -                5                 -              5
        Large Product Tankers                                      -                3                 -              3
        Small Product Tankers                                      -                9                 -              9
----------------------------------------------------------------------------------------------------------------------------
        Total Spot Tanker Segment                                 45               39                 8             92
----------------------------------------------------------------------------------------------------------------------------

  Fixed-Rate Segment:
        Shuttle Tankers (2)                                       28               13                 2             43
        Conventional Tankers                                       6                -                 2              8
        Floating Storage & Offtake (FSO) Units (3)                 3                -                 -              3
        LPG / Methanol Carriers                                    1                3                 -              4
----------------------------------------------------------------------------------------------------------------------------
        Total Fixed-Rate Segment                                  38               16                 4             58
----------------------------------------------------------------------------------------------------------------------------
  Total                                                           83               55                12            150
----------------------------------------------------------------------------------------------------------------------------
(1)	Includes one Aframax to be converted to an FSO and scheduled to commence service under a long-term contract during the second quarter of 2004.
(2)	Includes six shuttle tankers of which the Company’s ownership interest ranges from 50% to 65.5%.
(3)	Includes one FSO unit of which the Company’s ownership interest is 89%

Subsequent to December 31, 2003, the Company ordered six high-specification newbuilding Aframax tankers expected to deliver in 2006, 2007 and early 2008. Two of the vessels will be chartered to Teekay’s 50% owned joint venture company, Skaugen PetroTrans, to be used in the ship-to-ship transfer trade. In January 2004, the Company took delivery of three newbuildings: the AUSTRALIAN SPIRIT (Aframax tanker) and the ASIAN SPIRIT (Suezmax tanker) immediately commenced service under fixed-rate contracts to ConocoPhillips; and the NORDIC BRASILIA (Suezmax tanker), presently trading in the spot market, will commence on charter to Transpetro by the third quarter of 2004 after conversion to a shuttle tanker.

Liquidity and Capital Expenditures

As of December 31, 2003, the Company had total liquidity of $774.8 million, comprising $292.3 million in cash and cash equivalents and $482.5 million in undrawn medium-term revolving credit facilities.

As at January 31, 2004, the Company had approximately $550 million in remaining capital commitments relating to its 15 newbuildings on order. Of this, approximately $225 million is due during the remainder of 2004, $95 million in 2005, $107 million in 2006 and $123 million due in 2007 and early 2008. Long-term financing arrangements totaling approximately $255 million exist for 8 of the 15 newbuildings on order.

Other Investments

Torm
In July 2003, the Company purchased a 16% stake in A/S Dampskibsselskabet TORM, a leading operator of product tankers, for $37.3 million. The market value of this investment as at December 31, 2003 was $90.2 million, resulting in an unrealized gain of $52.9 million, which is included in the Company’s Stockholders’ Equity as at December 31, 2003.

As at January 31, 2004, the value of Teekay’s investment in TORM had increased to $137.9 million.

Nordic American Tanker Shipping
Subsequent to December 31, 2003, Teekay sold its remaining interest in Nordic American Tanker Shipping Ltd. for proceeds of approximately $5.6 million and will record a nominal accounting gain in the first quarter of 2004 relating to this sale.

About Teekay

Teekay is the world’s leading provider of international crude oil and petroleum product transportation services, transporting more than 10% of the world’s sea-borne oil.

With offices in 13 countries, Teekay employs more than 4,500 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EST (8:00 a.m. PST) on February 26, 2004, to discuss the results for the quarter and year end. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s web site at www.teekay.com. A recording of the call will be available until March 5, 2004 by dialing (719) 457-0820, access code 702095, or via the Company’s web site until March 26, 2004.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

------------------------------------------------------------------------------------------------------------------------------------
                                                    TEEKAY SHIPPING CORPORATION
                                             SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                                  (in thousands of U.S. dollars, except share and per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Three Months Ended                            Years Ended
                                          December 31,       September 30,      December 31              December 31,
                                               2003              2003               2002             2003            2002
                                           (unaudited)        (unaudited)       (unaudited)
NET VOYAGE REVENUES
Voyage revenues                               451,048           380,544            222,835          1,576,095         783,327
Voyage expenses                               110,449           105,686             67,691            394,656         239,455
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------
Net voyage revenues                           340,599           274,858            155,144          1,181,439         543,872
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------

OPERATING EXPENSES
Vessel operating expenses                      57,239            55,281             40,620            210,696         168,035
Time-charter hire expense                     102,274            95,955             12,309            304,623          49,949
Depreciation and amortization                  52,447            49,885             39,160            191,237         149,296
General and administrative                     26,362            23,461             14,422             85,147          57,246
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------
                                              238,322           224,582            106,511            791,703         424,526
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------
Income from vessel operations                 102,277            50,276             48,633            389,736         119,346
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------

OTHER ITEMS
Interest expense                              (23,086)          (21,827)           (14,120)           (80,999)        (57,974)
Interest income                                   989               799                803              3,921           3,494
Income tax expense                            (13,315)           (6,000)            (1,712)           (36,501)        (11,413)
Write-downs and losses on sale of vessels     (54,048)           (5,843)                 -            (90,389)              -
Other - net                                    (6,235)            2,922               (498)            (8,404)            (62)
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------
                                              (95,695)          (29,949)           (15,527)          (212,372)        (65,955)
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------
Net income                                      6,582            20,327             33,106            177,364          53,391
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------
Earnings per common share
   -    Basic                                   $0.16             $0.51              $0.83              $4.43           $1.35
   -    Diluted                                 $0.16             $0.50              $0.82              $4.35           $1.33
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------
Weighted-average number of common
shares outstanding
   -    Basic                              40,357,275        40,042,702         39,668,835        39,993,373       39,630,997
   -    Diluted                            41,832,176        40,942,172         40,273,565        40,733,147       40,252,396
---------------------------------------- ----------------- ------------------ ----------------- ---------------- --------------

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                        As at December 31,     As at December 31,
                                                                               2003                    2002
ASSETS
Cash and cash equivalents                                                     292,284                   284,625
Other current assets                                                          188,249                   102,933
Marketable securities – long-term                                              95,511                    13,630
Vessels and equipment                                                       2,424,204                 1,928,488
Advances on newbuilding contracts                                             150,656                   138,169
Other assets                                                                  187,798                   166,472
Intangible assets                                                             118,588                         -
Goodwill                                                                      130,754                    89,189
-------------------------------------------------------------------- ------------------------- -------------------------
Total Assets                                                                3,588,044                 2,723,506
-------------------------------------------------------------------- ------------------------- -------------------------
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities                                      171,411                   105,950
Current portion of long-term debt                                             103,221                    83,605
Long-term debt                                                              1,533,537                 1,047,217
Other long-term liabilities                                                   112,726                    44,512
Minority interest                                                              15,322                    20,324
Stockholders’ equity                                                        1,651,827                 1,421,898
-------------------------------------------------------------------- ------------------------- -------------------------
Total Liabilities and Stockholders’ Equity                                  3,588,044                 2,723,506
-------------------------------------------------------------------- ------------------------- -------------------------

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                  Years Ended December 31,
                                                                               2003                      2002
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from operating activities                                       498,272                   214,444
-------------------------------------------------------------------- ------------------------- -------------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                            1,980,828                   255,185
Scheduled repayments of long-term debt                                        (62,585)                  (51,830)
Prepayments of long-term debt                                              (1,466,815)                   (8,000)
Other                                                                          (4,591)                  (32,351)
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from financing activities                                       446,837                   163,004
-------------------------------------------------------------------- ------------------------- -------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (372,433)                 (135,650)
Expenditures for drydocking                                                   (42,697)                  (34,913)
Expenditure for the purchase of Navion AS                                    (704,734)                  (76,000)
Proceeds from disposition of assets                                           242,111                         -
Other                                                                         (59,697)                  (21,210)
-------------------------------------------------------------------- ------------------------- -------------------------
Net cash flow from investing activities                                      (937,450)                 (267,773)
-------------------------------------------------------------------- ------------------------- -------------------------

Increase in cash and cash equivalents                                           7,659                   109,675
Cash and cash equivalents, beginning of the period                            284,625                   174,950
-------------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                                  292,284                   284,625
-------------------------------------------------------------------- ------------------------- -------------------------

------------------------------------------------------------------------------------------------------------------------

                                              TEEKAY SHIPPING CORPORATION
                                         APPENDIX A - SUPPLEMENTAL INFORMATION

                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                             Three Months Ended December 31, 2003
                                                                          (unaudited)

                                          Spot Tanker Segment           Fixed-Rate
                                                                          Segment                     Total

--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                               192,922                  147,677                    340,599
Vessel operating expenses                          30,440                   26,799                     57,239
Time-charter hire expense                          54,493                   47,781                    102,274
Depreciation and amortization                      24,703                   27,744                     52,447
General and administrative                         14,267                   12,095                     26,362
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                      69,019                   33,258                    102,277
--------------------------------------- ------------------------ -------------------------- ----------------------------

                                                             Three Months Ended September 30, 2003
                                                                          (unaudited)

                                          Spot Tanker Segment           Fixed-Rate
                                                                          Segment                     Total

--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                               150,471                  124,387                    274,858
Vessel operating expenses                          31,793                   23,488                     55,281
Time-charter hire expense                          50,112                   45,843                     95,955
Depreciation and amortization                      27,004                   22,881                     49,885
General and administrative                         14,839                    8,622                     23,461
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                      26,723                   23,553                     50,276
--------------------------------------- ------------------------ -------------------------- ----------------------------

                                                             Three Months Ended December 31, 2002
                                                                          (unaudited)

                                          Spot Tanker Segment           Fixed-Rate
                                                                          Segment                      Total

--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                              116,729                   38,415                     155,144
Vessel operating expenses                          31,282                   9,338                      40,620
Time-charter hire expense                          12,309                       -                      12,309
Depreciation and amortization                      27,851                  11,309                      39,160
General and administrative                         12,566                   1,856                      14,422
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                      32,721                  15,912                      48,633
--------------------------------------- ------------------------ -------------------------- ----------------------------

------------------------------------------------------------------------------------------------------------------------

                                              TEEKAY SHIPPING CORPORATION
                                         APPENDIX A - SUPPLEMENTAL INFORMATION

                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                                 Year Ended December 31, 2003

                                          Spot Tanker Segment           Fixed-Rate
                                                                          Segment                     Total
--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                              739,046                  442,393                  1,181,439
Vessel operating expenses                        126,261                   84,435                    210,696
Time-charter hire expense                        168,344                  136,279                    304,623
Depreciation and amortization                    106,374                   84,863                    191,237
General and administrative                        53,338                   31,809                     85,147
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                    284,729                  105,007                    389,736
--------------------------------------- ------------------------ -------------------------- ----------------------------

                                                                 Year Ended December 31, 2002

                                          Spot Tanker Segment           Fixed-Rate
                                                                          Segment                     Total
--------------------------------------- ------------------------ -------------------------- ----------------------------
Net voyage revenues                              397,905                  145,967                    543,872
Vessel operating expenses                        127,953                   40,082                    168,035
Time-charter hire expense                         49,949                        -                     49,949
Depreciation and amortization                    105,407                   43,889                    149,296
General and administrative                        47,188                   10,058                     57,246
--------------------------------------- ------------------------ -------------------------- ----------------------------
Income from vessel operations                     67,408                   51,938                    119,346
--------------------------------------- ------------------------ -------------------------- ----------------------------

----------------------------------------------------------------------------------------------------------------------
                                             TEEKAY SHIPPING CORPORATION
                            APPENDIX B - SUMMARY OF VESSEL WRITE-DOWNS AND OTHER CHARGES

                                (in thousands of U.S. dollars, except per share data)
----------------------------------------------------------------------------------------------------------------------

The results for the three months and year ended December 31, 2003 included the following items:

                                                                       Three Months Ended           Year Ended
                                                                           December 31,             December 31,
                                                                               2003                     2003
                                                                           (unaudited)

-------------------------------------------------------------------- ------------------------- -----------------------

Write-downs and losses on sale of vessels (1)                                  54,048                    90,389
Deferred income taxes on unrealized foreign exchange gains (2)                  6,530                     9,535
Restructuring charge and write-down of other assets (3)                         6,157                     8,126
Loss on bond repurchase (4)                                                     5,385                     5,385
Write-down in carrying value of marketable securities (5)                           -                     4,910
-------------------------------------------------------------------- ------------------------- -----------------------
Total vessel write-downs and other charges                                     72,120                   118,345
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Per Share Data

Write-downs and losses on sale of vessels (1)                                 $ 1.30                    $ 2.22
Deferred income taxes on unrealized foreign exchange gains (2)                  0.15                      0.24
Restructuring charge and write-down of other assets (3)                         0.14                      0.20
Loss on bond repurchase (4)                                                     0.13                      0.13
Write-down in carrying value of marketable securities (5)                          -                      0.12
-------------------------------------------------------------------- ------------------------- -----------------------
Total vessel write-downs and other charges - per share                        $ 1.72                    $ 2.91
-------------------------------------------------------------------- ------------------------- -----------------------
(1)	As previously announced, in the fourth quarter of 2003 the Company took a $56.8 million non-cash write-down in the carrying value of certain of its vessels due to the International Maritime Organization (IMO) regulations, as discussed in the Tanker Market Overview section to this release. In addition, the Company’s depreciation expense relating to its vessels that are affected by the IMO regulations will increase by approximately $2 million per quarter commencing January 1, 2004, as a result of the shortened useful lives of these vessels.
(2)	Deferred income tax expense relating to unrealized foreign exchange gains on intercompany debt. (3) Primarily related to costs associated with closure of the Company’s offices in Oslo, Norway and Melbourne, Australia and severance costs relating to the termination of seafaring staff.
(4)	Accounting loss associated with the repurchase and cancellation of $57.9 million of the Company’s 8.32% (5) First Preferred Ship Mortgage Notes during the fourth quarter of 2003.
(5)	Write-down in the carrying value of the Company’s investment in Nordic American Tanker Shipping Ltd.

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                                              TEEKAY SHIPPING CORPORATION
                              APPENDIX C - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended December 31, 2003
                                                                           (unaudited)

                                           Spot Tanker Segment          Fixed-Rate
                                                                          Segment                      Total

Income from vessel operations                  69,019                  33,258                        102,277
Depreciation and amortization                  24,703                  27,744                         52,447
----------------------------------------- ---------------------- -------------------------- ----------------------------
Cash flow from vessel operations (1)           93,722                  61,002                        154,724
----------------------------------------- ---------------------- -------------------------- ----------------------------

                                                              Three Months Ended December 31, 2002
                                                                           (unaudited)

                                           Spot Tanker Segment          Fixed-Rate
                                                                          Segment                      Total

Income from vessel operations                  32,721                  15,912                         48,633
Depreciation and amortization                  27,851                  11,309                         39,160
----------------------------------------- ---------------------- -------------------------- ----------------------------
Cash flow from vessel operations (1)           60,572                  27,221                         87,793
----------------------------------------- ---------------------- -------------------------- ----------------------------

                                                                  Year Ended December 31, 2003

                                           Spot Tanker Segment          Fixed-Rate
                                                                          Segment                      Total

Income from vessel operations                  284,729                 105,007                       389,736
Depreciation and amortization                  106,374                  84,863                       191,237
----------------------------------------- ---------------------- -------------------------- ----------------------------
Cash flow from vessel operations (1)           391,103                 189,870                       580,973
----------------------------------------- ---------------------- -------------------------- ----------------------------
(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is included because such data is used by certain investors to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the Company’s anticipated financial results in the first quarter of 2004; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; anticipated annualized operating cash flow from the Company’s fixed-rate segment in 2004; increases in the Company’s fixed-rate contract fleet; newbuilding delivery dates and the commencement of service under long-term contracts; and applicable industry regulations and their effect on the size of the world tanker fleet and on the Company’s future depreciation expense. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2002. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.